UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________
FORM 6-K
________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 12, 2025
Commission File Number: 001-39307
________________________________
Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)
________________________________
2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)
________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Financial Results for the Three and Nine Months Ended September 30, 2025
Legend Biotech Corporation (“Legend Biotech”) is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements. In addition, Legend Biotech is updating its pipeline of product candidates, as set forth in Exhibit 99.4 to this Form 6-K.

On November 12, 2025, Legend Biotech issued a press release regarding its unaudited financial results for the three and nine months ended September 30, 2025 and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1. The unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the three and nine months ended September 30, 2025 and 2024 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached to this Form 6-K as Exhibit 99.3.

This report on Form 6-K, including Exhibits 99.1 (other than the information included under “Webcast/Conference Call Details” and “About Legend Biotech”), 99.2, 99.3 and 99.4, are hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-278050, 333-257625 and 333-272222) and Legend Biotech’s Registration Statement on Form S-8 (Registration Nos. 333-239478 and 333-283217).
EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated November 12, 2025.
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2025, and for the three and nine months ended September 30, 2025, and 2024.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
99.4	Pipeline
101
The following materials from Legend Biotech’s Report on Form 6-K for the nine months ended September 30, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Unaudited Interim Condensed Consolidated Statement of Financial Position, (iii) the Unaudited Interim Condensed Consolidated Statements of Changes in Equity, (iv) the Unaudited Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

November 12, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer

Exhibit 99.2
LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except share and per share data)	2025	2024	2025	2024
REVENUE
License revenue	$10,481	$17,096	$55,249	$120,123
Collaboration revenue	261,831	142,828	667,163	314,563
Other revenue	18	281	111	6,033
Total revenue	272,330	160,205	722,523	440,719
Cost of collaboration revenue	(113,264)	(52,510)	(277,633)	(146,966)
Cost of license and other revenue	(2,042)	(2,959)	(7,008)	(13,693)
Research and development expenses	(113,148)	(95,522)	(313,374)	(309,112)
Administrative expenses	(34,721)	(35,300)	(98,778)	(102,582)
Selling and distribution expenses	(52,607)	(44,270)	(141,628)	(98,556)
Loss on asset impairment	—	—	(970)	—
Operating loss	(43,452)	(70,356)	(116,868)	(230,190)
Finance costs	(5,636)	(5,504)	(15,919)	(16,463)
Finance income*	9,661	16,630	32,150	47,550
Other income/(expense), net*	354	(61,656)	(162,364)	459
Loss before tax	(39,073)	(120,886)	(263,001)	(198,644)
Income tax expense	(616)	(4,435)	(2,984)	(4,666)
Net loss	$(39,689)	$(125,321)	$(265,985)	$(203,310)
LOSS PER SHARE
Basic	$(0.11)	$(0.34)	$(0.72)	$(0.56)
Diluted	$(0.11)	$(0.34)	$(0.72)	$(0.56)
OTHER COMPREHENSIVE (LOSS)/INCOME
Other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	$(877)	$61,902	$184,052	$3,374
Other comprehensive (loss)/income, net of tax	(877)	61,902	184,052	3,374
TOTAL COMPREHENSIVE LOSS	$(40,566)	$(63,419)	$(81,933)	$(199,936)
*Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other income/(expense), net for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2025 AND CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT DECEMBER 31, 2024

(Dollars in thousands)	September 30, 2025	December 31, 2024
NON-CURRENT ASSETS
Property, plant and equipment	$111,403	$99,288
Right-of-use assets	142,338	101,932
Collaboration prepaid leases	206,213	172,064
Other non-current assets*	10,990	12,952
Total non-current assets	470,944	386,236
CURRENT ASSETS
Collaboration inventories, net	29,184	23,903
Trade receivables	1,236	6,287
Prepayments, other receivables and other assets***	218,993	131,045
Time deposits	713,698	835,934
Cash and cash equivalents	278,893	286,749
Total current assets	1,242,004	1,283,918
TOTAL ASSETS	$1,712,948	$1,670,154
CURRENT LIABILITIES
Trade payables	$102,455	$38,594
Other payables and accruals	147,183	166,180
Lease liabilities	7,374	4,794
Tax payable	10,108	20,671
Contract liabilities	22,576	46,874
Other current liabilities**	1,003	532
Collaboration interest-bearing advanced funding	142,873	—
Total current liabilities	433,572	277,645
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding long term	171,930	301,196
Lease liabilities long term	88,061	44,613
Other non-current liabilities**	8,125	6,154
Total non-current liabilities	268,116	351,963
TOTAL LIABILITIES	701,688	629,608
EQUITY
Share capital	37	37
Reserves	1,011,223	1,040,509
Total equity	1,011,260	1,040,546
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,712,948	$1,670,154
*Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment, non-current time deposits, and intangible assets into other non-current assets for comparative purposes.

**Prior year current and non-current government grants have been renamed to other current and non-current liabilities, respectively
***Certain prior year amounts have been reclassified to combine pledged deposits into prepayments, other receivables, and other assets for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Dollars in thousands)	Share capital	Share premium*	Share-based compensation reserves*	Foreign currency translation reserve*	Retained accumulated losses*	Total equity
BALANCE AT JANUARY 1, 2024	$36	$2,637,120	$54,621	$44,304	$(1,484,710)	$1,251,371
Net loss	—	—	—	—	(203,310)	(203,310)
Other comprehensive income/(loss):
Exchange differences on translation of foreign operations	—	—	—	3,374	—	3,374
Total comprehensive income/(loss) for the period	—	—	—	3,374	(203,310)	(199,936)
Exercise of share options	—	14,011	(4,893)	—	—	9,118
Reclassification of vested restricted share units	1	34,596	(34,596)	—	—	1
Equity-settled share-based compensation expense	—	—	55,553	—	—	55,553
BALANCE AT SEPTEMBER 30, 2024	$37	$2,685,727	$70,685	$47,678	$(1,688,020)	$1,116,107

BALANCE AT JANUARY 1, 2025	$37	$2,695,976	$74,427	$(68,158)	$(1,661,736)	$1,040,546
Net loss	—	—	—	—	(265,985)	(265,985)
Other comprehensive income/(loss):
Exchange differences on translation of foreign operations	—	—	—	184,052	—	184,052
Total comprehensive income/(loss) for the period	—	—	—	184,052	(265,985)	(81,933)
Exercise of share options	—	4,802	(1,813)	—	—	2,989
Reclassification of vested restricted share units	—	37,536	(37,536)	—	—	—
Equity-settled share-based compensation expense	—	—	49,658	—	—	49,658
BALANCE AT SEPTEMBER 30, 2025	$37	$2,738,314	$84,736	$115,894	$(1,927,721)	$1,011,260
*These reserve accounts comprise the consolidated reserves of $1,011.2 million and $1,116.1 million in the consolidated statements of financial position as at September 30, 2025 and, 2024, respectively.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Nine months ended September 30,
(Dollars in thousands)	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(263,001)	$(198,644)
Adjustments for:
Finance income	(32,150)	(47,550)
Finance costs	15,919	16,463
Provision for inventory reserve	(4,001)	6,828
Depreciation of property, plant and equipment	6,713	7,957
Depreciation of right-of-use assets	10,219	7,041
Foreign currency exchange loss, net	165,395	1,111
Equity-settled share-based compensation expense	49,658	55,553
Other, net*	1,266	1,137
	(49,982)	(150,104)
Decrease in trade receivables	5,510	99,336
Increase in prepayments, other receivables and other assets	(85,636)	(43,929)
Increase in collaboration inventories	(647)	(10,943)
Increase in trade payables^	60,302	8,024
(Decrease)/increase in other payables and accruals^**	(11,006)	47,164
Decrease in contract liabilities, net	(28,847)	(37,507)
Other assets and liabilities, net***	(1,651)	(620)
Interest income received	41,184	27,520
Income tax paid	(17,222)	(896)
Net cash used in operating activities	$(87,995)	$(61,955)
^Certain prior year amounts have been reclassified between increase in trade payables and (decrease)/increase in other payables and accruals for comparative purposes.
*Certain prior year amounts including loss on disposal of PPE, amortization of intangible assets, and deferred government grant have been grouped into the other, net line item for comparative purposes.
**Certain prior year amounts including Interest on lease payments have been grouped into (decrease)/increase in other payables and accruals.
***Certain prior year amounts including decrease/(increase) in other non-current assets, government grant received, increase/(decrease) in other non-current liabilities, and increase in pledged deposits, net have been grouped into the other assets and liabilities, net line item for comparative purposes.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Nine months ended September 30,
(Dollars in thousands)	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(16,231)	$(11,727)
Prepayment to collaborator for collaboration assets	(30,338)	(49,110)
Purchase of financial assets measured at fair value through profit or loss	—	(149,800)
Cash received from withdrawal of financial assets measured at fair value through profit or loss	—	149,800
Cash receipts of investment income	—	2,467
Purchases of time deposits	(4,537,381)	(2,249,001)
Maturities of time deposits	4,655,064	1,544,669
Net cash provided by/(used in) investing activities	71,114	(762,702)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of share options	2,989	9,113
Principal portion of lease payments	(2,642)	(3,082)
Net cash provided by financing activities	347	6,031
Effect of foreign exchange rate changes, net	8,678	190
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,856)	(818,436)
Cash and cash equivalents at beginning of year	286,749	1,277,713
CASH AND CASH EQUIVALENTS AT END OF PERIOD	278,893	459,277
Analysis of balances of cash and cash equivalents
Cash and bank balances	992,661	1,217,492
Less: Pledged deposits	70	583
Time deposits	713,698	757,632
Cash and cash equivalents as stated in the statement of financial position	278,893	459,277
Cash and cash equivalents as stated in the statement of cash flows	$278,893	$459,277

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
1. CORPORATE INFORMATION
Legend Biotech Corporation ("Legend") was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of Legend is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1002, Cayman Islands.
Legend is an investment holding company. Legend's subsidiaries are principally engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
2.1. BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements of Legend and its subsidiaries (collectively referred to as the “Company”) for the three and nine months ended September 30, 2025 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting (“IAS34”) issued by the International Accounting Standards Board (the “IASB”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's financial statements for the year ended December 31, 2024. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at December 31, 2024.
2.2. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS

One Big Beautiful Bill Act

On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA introduces several significant tax law changes to U.S. federal tax law, including the restoration of immediate expensing for domestic R&D expenditures, modifications to bonus depreciation and interest deductibility, and other corporate tax reforms. The Company evaluated the changes in the current and deferred tax for the quarter ended September 30, 2025, and concluded that there was no material effect on its financial statements for the three and nine months ended September 30, 2025.

New IFRS Standards, Amendments, or Interpretations
There were no new International Financial Reporting Standards (“IFRS”), amendments or interpretations issued by the IASB that became effective in the nine months ended September 30, 2025 that had a material impact on the Company's unaudited interim condensed consolidated financial statements.
The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3. REVENUE
An analysis of revenue is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands)	2025	2024	2025	2024
License revenue
License revenue - Novartis	$10,481	$17,065	$35,216	$45,015
License revenue - Janssen	—	31	—	75,108
License revenue - Related party sublicense*	—	—	20,033	—
License revenue - total	10,481	17,096	55,249	120,123
Collaboration revenue	261,831	142,828	667,163	314,563
Other revenue	18	281	111	6,033
Total Revenue	$272,330	$160,205	$722,523	$440,719

* License revenue - Related party sublicense: License revenue recognized under a license agreement where the related party is required to remit to the Company 10.0% of license payment it earns from sublicensing to third parties the specified patents and related know-how that are included in the agreement. The license revenue was recognized at the time when the related party received the payment from its licensor.

An analysis of revenue by geographic area is as follows. The revenue information is based on the locations of the customers.

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands)	2025	2024	2025	2024
License and Other Revenue
United States of America	$10,481	$17,347	$35,216	$125,932
China	18	30	20,144	224
Total License and Other Revenue	$10,499	$17,377	$55,360	$126,156

Collaboration Revenue
United States of America	$197,831	$129,077	$535,990	$282,668
Europe	64,000	13,751	131,173	31,895
Total Collaboration Revenue	$261,831	$142,828	$667,163	$314,563

Total Revenue	$272,330	$160,205	$722,523	$440,719

An analysis of the timing of transfer of goods or services is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands)	2025	2024	2025	2024
Revenue at a point in time	$261,849	$143,140	$687,307	$395,704
Revenue over time*	10,481	17,065	35,216	45,015
Total Revenue	$272,330	$160,205	$722,523	$440,719
*All revenue streams are recognized at a point in time except for License Revenue for Novartis which is recognized over time.

4. OTHER INCOME/(EXPENSE), NET
The following table summarizes the total other income/(expense), net:

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands)	2025	2024	2025	2024
Foreign currency exchange loss, net	$(128)	$(61,816)	$(165,395)	$(1,111)
Other income, net	482	160	3,031	1,570
Total other income/(expense), net	$354	$(61,656)	$(162,364)	$459

The foreign currency exchange loss, net is comprised mainly of the unrealized foreign exchange loss that was primarily related to changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.

5. LOSS PER SHARE
The basic income or loss per share is calculated by dividing net income or loss by the weighted average ordinary shares outstanding. The diluted loss per share equals the basic loss per share amounts presented for the three and nine months ended September 30, 2025 and 2024, as the impact of the outstanding share options and RSUs had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except share and per share data)	2025	2024	2025	2024
Net loss	$(39,689)	$(125,321)	$(265,985)	$(203,310)

Weighted average shares outstanding:
Basic	369,273,247	366,562,487	368,363,143	365,268,372
Diluted	369,273,247	366,562,487	368,363,143	365,268,372

Loss per share:
Basic	$(0.11)	$(0.34)	$(0.72)	$(0.56)
Diluted	$(0.11)	$(0.34)	$(0.72)	$(0.56)

6. LEASES
The Company as a lessee
The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles, and land. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Leases with terms of 12 months or less are expensed as incurred.
Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), which purchased the assets on behalf of the collaboration, in connection with our collaboration and license agreement (the "Janssen Agreement"). Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets
The carrying amounts of the Company’s right-of-use assets and the movements for the nine months ended September 30, 2025 are as follows:

(Dollars in thousands)	2025
Right-of-use assets at January 1, 2025	$101,932
Additions	43,786
Disposals	(458)
Impairment	(974)
Exchange realignment	8,271
Depreciation of right-of-use assets	(10,219)
Right-of-use assets at September 30, 2025	$142,338
(b)Lease liabilities
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company’s lease liabilities and the movements for the nine months ended September 30, 2025 are as follows:

(Dollars in thousands)	2025
Carrying amount at January 1, 2025	$49,407
Additions	42,487
Accretion of interest recognized during the period	2,265
Payments	(4,907)
Exchange realignment	6,183
Carrying amount at September 30, 2025	$95,435
Analyzed into:
Current portion	$7,374
Non-current portion	$88,061
Carrying amount at September 30, 2025	$95,435

7. COLLABORATION INVENTORIES, NET

(Dollars in thousands)	September 30, 2025	December 31, 2024
Raw materials	$21,810	$17,454
Work-in-process	3,641	4,440
Finished goods	3,733	2,009
Total collaboration inventories, net	$29,184	$23,903
The Company's reserve for inventory was $17.7 million and $21.7 million as of September 30, 2025 and December 31, 2024, respectively. The Company’s reserve for inventory was primarily related to certain batches or units of product that did not meet quality specifications, and expired materials. The inventory reserve was included in the collaboration cost of sales.
8. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

(Dollars in thousands)	September 30, 2025	December 31, 2024
Other collaboration receivables	$192,962	$112,656
Other receivables	1,167	780
Lease receivables	63	568
VAT recoverable	7,139	4,597
Prepayments	17,592	12,374
Pledged deposits	70	70
Total	$218,993	$131,045
None of the above assets are either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The Company estimated that the expected credit loss for the above receivables as at September 30, 2025 and December 31, 2024 is insignificant.
9. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	September 30, 2025
		US$’000
Collaboration Interest-bearing Advanced Funding	6.80	314,803
Current		142,873
Non-current		171,930

Pursuant to the Janssen Agreement, the Company was entitled to receive funding advances from Janssen when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to Janssen, respectively (collectively, the “Funding Advances”).
These Funding Advances are accounted for as interest-bearing borrowings funded by Janssen, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $64.8 million upon such principal. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.
The interest for collaboration interest-bearing advanced funding was $4.5 million and $5.1 million for the three months ended September 30, 2025, and 2024, respectively, and $13.6 million and $15.3 million for the nine months ended September 30, 2025, and 2024, respectively. These amounts are included in Finance Costs on the consolidated statement of profit or loss and other comprehensive income/(loss).
There is no specific maturity date for Funding Advances. However, pursuant to the terms of the Janssen Agreement, Janssen may recoup the aggregate amount of Funding Advances, together with interest thereon, from Company’s share of collaboration pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company expects to achieve a CARVYKTI profitable position by year end, and therefore the recoupment will be triggered. As of September 30, 2025, the Company estimated that $142.9 million of the $314.8 million would be recouped by Janssen within the next twelve months, and therefore such amount was classified as a current liability.
10. SHARE CAPITAL AND SHARE PREMIUM
Shares

	September 30, 2025	December 31, 2024
	US$’000	US$’000
Authorized:
2,000,000,000 ordinary shares of $0.0001 each	200	200
Issued and fully paid:
369,379,129 and (2024: 367,298,315) ordinary shares of $0.0001 each	37	37
A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2024 and January 1, 2025	367,298,315	37	2,695,976	2,696,013
Exercise of share options	697,844	—	4,802	4,802
Reclassification of vesting of restricted share units	1,382,970	—	37,536	37,536
At September 30, 2025	369,379,129	37	2,738,314	2,738,351
11. APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The interim condensed consolidated financial statements were approved and authorized for issue by the Audit Committee of the Board of Directors on November 6, 2025.

Exhibit 99.3

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries. “Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this MD&A are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this MD&A are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this MD&A are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read together with our interim condensed consolidated financial statements and the accompanying notes.

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of present and historical facts and conditions are forward-looking statements. Forward-looking statements can often be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our financial needs, our operational results and other future conditions. These forward-looking statements involve various risks and uncertainties. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; the impact of U.S. or foreign laws and regulations on our operations, including the impact of tariffs; the impact of U.S. or foreign laws and regulations on our operations, including the impact of tariffs; competition in general; government, industry, and general product pricing and other political pressures; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials; delays or disruptions at manufacturing facilities; proliferation and continuous evolution of new technologies; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 11, 2025 (the “Annual Report”) and under “Risk Factors” in any other reports that we file with the Securities and Exchange Commission. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Overview
We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,900 employees in the United States, China and Europe, our differentiated technology, as well as our global development and manufacturing expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, ("cilta-cel") (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel is the first CAR-T cell therapy to demonstrate overall survival benefit when compared to standard therapies in patients with relapsed and refractory multiple myeloma ("RRMM") with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, the FDA approved CARVYKTI for the treatment of patients with RRMM who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. CARVYKTI is our first and only product approved by a health authority.
Recent Business Developments
•CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) net trade sales of approximately $524 million
•EC and U.S. FDA label updates for CARVYKTI® to include overall survival benefit versus standard of care
•Over 9,000 patients treated to date
•Initiated CARVYKTI® commercial production at Tech Lane facility in Belgium
•Cash and cash equivalents, and time deposits of approximately $1.0 billion, as of September 30, 2025

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.
Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. Our manufacturing activities in the US, Europe and China have continued. Currently, we have not experienced any material impact to our supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.
Specifically with respect to the current tariffs imposed by the Trump administration, we do not currently believe such tariffs will have a material impact on our financial condition, as pharmaceuticals were exempted from these tariffs. However, the Trump administration has announced an intention to implement tariffs for pharmaceuticals at a future date. While the impact of any such pharmaceutical tariffs on Legend may be mitigated by the fact that the U.S. CARVYKTI supply is domestically produced at the Raritan site in New Jersey and at the Novartis CMO facility in Morris Plains, New Jersey, we may face tariff exposure from certain pharmaceutical ingredients and processing materials that are imported from outside the U.S.
If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates begin to rise again or significant tariffs are imposed on pharmaceutical ingredients) on our operating costs, including our cost of goods sold, labor costs and research and development costs, due to tariffs, supply chain constraints, consequences associated with public health crises, international tension and conflicts, and employee availability and wage increases, which may result in additional stress on our working capital resources.
Comparison of Three Months Ended September 30, 2025 and 2024
The following table summarizes our results of operations for the three months ended September 30, 2025 and 2024:

	Three months ended September 30,		Variance
(Dollars in thousands)	2025	2024
Consolidated Statement of Operations Data:
Revenue
License revenue	$10,481	$17,096	$(6,615)
Collaboration revenue	261,831	142,828	119,003
Other revenue	18	281	(263)
Total revenue	272,330	160,205	112,125
Cost of collaboration revenue	(113,264)	(52,510)	(60,754)
Cost of license and other revenue	(2,042)	(2,959)	917
Research and development expenses	(113,148)	(95,522)	(17,626)
Administrative expenses	(34,721)	(35,300)	579
Selling and distribution expenses	(52,607)	(44,270)	(8,337)
Operating loss	(43,452)	(70,356)	26,904
Finance costs	(5,636)	(5,504)	(132)
Finance income	9,661	16,630	(6,969)
Other income/(expense), net	354	(61,656)	62,010
Loss before tax	(39,073)	(120,886)	81,813
Income tax expense	(616)	(4,435)	3,819
Net loss	$(39,689)	$(125,321)	$85,632
Revenue
License Revenue
License revenue was $10.5 million for the three months ended September 30, 2025, compared to $17.1 million for the three months ended September 30, 2024. License revenue relates to the Novartis License Agreement, for which revenue is recognized over time as Legend conducts a Phase 1 clinical trial for LB2102. The decrease resulted from the timing of activities performed in connection with the trial.

Collaboration Revenue
Collaboration revenue was $261.8 million for the three months ended September 30, 2025, compared to $142.8 million for the three months ended September 30, 2024. The increase was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.
Cost of Collaboration Revenue
Cost of collaboration revenue was $113.3 million for the three months ended September 30, 2025, compared to $52.5 million for the three months ended September 30, 2024. The increase was primarily due to Legend's share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Research and Development Expenses
Research and development expenses were $113.1 million for the three months ended September 30, 2025 compared to $95.5 million for the three months ended September 30, 2024. The increase was due to higher pipeline related research and development activities, as well as expenditures in BCMA front line clinical studies.
Administrative Expenses

Administrative expenses were $34.7 million for the three months ended September 30, 2025, compared to $35.3 million for the three months ended September 30, 2024, remaining relatively flat.
Selling and Distribution Expenses

Selling and distribution expenses were $52.6 million for the three months ended September 30, 2025, compared to $44.3 million for the three months ended September 30, 2024. The increase was due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.
Finance Income
Finance income for the three months ended September 30, 2025 was $9.7 million, compared to $16.6 million for the three months ended September 30, 2024. The decrease of $7.0 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other Income/(Expense), net
Other income, net was $0.4 million for the three months ended September 30, 2025. Other expense, net was $61.7 million for the three months ended September 30, 2024.
Other income/(expense), net is primarily impacted by unrealized foreign exchange gain/(loss) on our intercompany loan and cash balances due to exchange rate changes between USD and EUR.

Comparison of Nine Months Ended September 30, 2025 and 2024
The following table summarizes our results of operations for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,		Variance
(Dollars in thousands)	2025	2024
Consolidated Statement of Operations Data:
Revenue
License revenue	$55,249	$120,123	$(64,874)
Collaboration revenue	667,163	314,563	352,600
Other revenue	111	6,033	(5,922)
Total revenue	722,523	440,719	281,804
Cost of collaboration revenue	(277,633)	(146,966)	(130,667)
Cost of license and other revenue	(7,008)	(13,693)	6,685
Research and development expenses	(313,374)	(309,112)	(4,262)
Administrative expenses	(98,778)	(102,582)	3,804
Selling and distribution expenses	(141,628)	(98,556)	(43,072)
Loss on impairment asset	(970)	—	(970)
Operating loss	(116,868)	(230,190)	113,322
Finance costs	(15,919)	(16,463)	544
Finance income	32,150	47,550	(15,400)
Other (expense)/income, net	(162,364)	459	(162,823)
Loss before tax	(263,001)	(198,644)	(64,357)
Income tax expense	(2,984)	(4,666)	1,682
Net loss	$(265,985)	$(203,310)	$(62,675)
Revenue
License Revenue
License revenue was $55.2 million for the nine months ended September 30, 2025, compared to $120.1 million for the nine months ended September 30, 2024. The decrease of $64.9 million was primarily driven by the timing of $75.1 million of milestones achieved during the nine months ended September 30, 2024 under the Janssen Agreement, while we did not achieve any milestones from the Janssen Agreement for the nine months ended September 30, 2025.

Additionally, the decrease in license revenue is attributed to revenue recognized under the Novartis License Agreement, which is recognized over time as we conduct a Phase 1 clinical trial for LB2102. The $9.9 million decrease resulted from the timing of the underlying activities performed in connection with such trial.

These decreases were offset by an increase in license revenue recognized under an exclusive agreement with a related party. For the nine months ended September 30, 2025, we recognized approximately $20.0 million in license revenue under this agreement. No license revenue was recognized under this agreement during the nine months ended September 30, 2024.

Collaboration Revenue
Collaboration revenue for the nine months ended September 30, 2025 was $667.2 million, compared to $314.6 million for the nine months ended September 30, 2024. The increase of $352.6 million was due to an increase in revenue generated from sales of CARVYKTI® in connection with the Janssen Agreement.

Cost of Collaboration Revenue
Cost of collaboration revenue was $277.6 million for the nine months ended September 30, 2025, compared to $147.0 million for the nine months ended September 30, 2024. The increase was primarily due to our share of the cost of sales in connection with CARVYKTI® sales under the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Cost of License and Other Revenue
Cost of license and other revenue was $7.0 million for the nine months ended September 30, 2025, compared to $13.7 million for the nine months ended September 30, 2024 and consisted of costs recognized in connection with the Novartis License Agreement.
Research and Development Expenses
Research and development expenses were $313.4 million for the nine months ended September 30, 2025 compared to $309.1 million for the nine months ended September 30, 2024. The increase was due to higher pipeline related research and development activities, as well as expenditures in BCMA front line clinical studies.
Administrative Expenses
Administrative expenses were $98.8 million for the nine months ended September 30, 2025, compared to $102.6 million for the nine months ended September 30, 2024, remaining relatively flat.
Selling and Distribution Expenses

Selling and distribution expenses were $141.6 million for the nine months ended September 30, 2025, compared to $98.6 million for the nine months ended September 30, 2024. The increase was due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.
Finance Income
Finance income for the nine months ended September 30, 2025 was $32.2 million, compared to $47.6 million for the nine months ended September 30, 2024. The decrease of $15.4 million was primarily driven by less interest income earned from various bank accounts and time deposits.
Other (Expense}/Income, net
Other expense was $162.4 million for the nine months ended September 30, 2025. Other income was $0.5 million for the nine months ended September 30, 2024.
Other (expense)/income, net is is primarily driven by unrealized foreign exchange gain/loss on our intercompany loan and cash balances due to exchange rate changes between USD and EUR.
Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur operating losses in the near term as we advance the preclinical and clinical development of our research programs and product candidates. As of September 30, 2025, we had approximately $278.9 million in cash and cash equivalents, approximately $713.7 million of time deposits. We believe our cash and cash equivalents, and time deposits of approximately $1.0 billion, as of September 30, 2025, and cash that will be generated from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next twelve months. We also believe that we have ability to access capital markets as sources of liquidity if needed.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through September 30, 2025, we have funded our operations primarily with approximately:

•$3.9 million in capital contributions from Genscript Biotech Corporation ("Genscript");
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$760.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021;
•$250.0 million in advances from Janssen under the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023;
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors; and
•$100.0 million upfront payment from Novartis under the Novartis License Agreement.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions” in our Annual Report on Form 20-F for the year ended December 31, 2024.
Cash Flows

The following table shows a summary of our cash flow:

	Nine months ended September 30,
(Dollars in thousands)	2025	2024
Net cash used in operating activities	$(87,995)	$(61,955)
Net cash provided by/(used in) investing activities	71,114	(762,702)
Net cash provided by financing activities	347	6,031
Effect of foreign exchange rate changes, net	8,678	190
Net decrease in cash and cash equivalents	$(7,856)	$(818,436)
Operating Activities
Net cash used in operating activities for the nine months ended September 30, 2025 was $88.0 million, primarily as a result of net loss before tax of $263.0 million after adjusting for non-cash items, and changes in operating assets and liabilities. The year-over-year decline was primarily due to a decrease in working capital and an increase in income taxes paid, partially offset by a decrease in operating losses and an increase in interest income received.

Net cash used in operating activities for the nine months ended September 30, 2024 was $62.0 million, primarily as a result of net loss before tax of $198.6 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly included $47.6 million of finance income, $16.5 million of finance cost, $6.8 million for the provision for inventory reserves, $8.0 million of depreciation expense of property, plant and equipment, $7.0 million of depreciation of right-of-use assets, $1.1 million of foreign exchange losses and $55.6 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $99.3 million, increase in prepayment, other receivable and other assets of $43.9 million, increase in collaboration inventories, net of $10.9 million, increase in trade payables of $8.0 million, increase in other payables and accruals of $47.2 million, and a decrease in contract liabilities of $37.5 million. Cash items primarily include interest income received of $27.5 million.
Investing Activities
Net cash provided by investing activities for the nine months ended September 30, 2025 was $71.1 million compared to $762.7 million of cash used in investing activities for the nine months ended September 30, 2024. The year over year change was associated with the timing of purchases and maturities of our time deposits.

Net cash used in investing activities for the nine months ended September 30, 2024 was $762.7 million, consisting primarily of purchases of time deposits of $2.2 billion, purchases of financial assets measured at fair value through profit or loss of $149.8 million, prepayments to Janssen for collaboration assets of $49.1 million and purchases of property, plant and equipment of $11.7 million. These were partially offset by maturities of time deposits of $1.5 billion and cash received from the withdrawal of financial assets measured at fair value through profit or loss of $149.8 million.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2025 was $0.3 million, compared to $6.0 million for the nine months ended September 30, 2024. The year over year change is primarily attributable to the decrease in proceeds from the exercise of stock options.
Net cash provided by financing activities for the nine months ended September 30, 2024 was $6.0 million, consisting primarily of the increase in proceeds from exercise of share options of $9.1 million, partially offset by the principal portion of lease payments of $3.1 million.
Funding Requirements
We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following the FDA’s approval of CARVYKTI, we continue to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution. For example, in addition to investing in our own facilities, we have supplemented our manufacturing capabilities and infrastructure by entering into agreements with a CMO and may enter into additional CMO agreements in the future. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain additional funding in connection with our continuing operations. If we are unable to raise capital if and when needed or on attractive terms, or if we are unable to achieve an operating profit, excluding unrealized foreign exchange gains or losses, which we anticipate in fiscal year 2026, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents, and time deposits of approximately $1.0 billion, and cash that will be generated from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next twelve months.We also believe that we have ability to access capital markets as sources of liquidity if needed. Our future capital requirements will depend on many factors, including:
•the amount and timing of revenue we receive from commercial sales of CARVYKTI under the Janssen Agreement;
•the amount and timing of Janssen's recoupment of funding advances under the Janssen Agreement;
•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;

•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement, Novartis License Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;
•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.
In addition to our commercial product CARVYKTI, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from earlier-stage product candidates, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
To supplement our cash proceeds from the product revenue, we may need to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, holders of our ADSs will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market that we would otherwise prefer to develop and market ourselves.
We have received $250 million of advanced funding from Janssen under the Janssen Agreement. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of September 30, 2025, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $64.8 million, respectively. The Company expects to achieve a CARVYKTI profitable position by year-end, and therefore the recoupment will be triggered. As of September 30, 2025, the Company estimated that $142.9 million of the $314.8 million would be recouped by Janssen within the next twelve months.
Certain Supplemental Non-IFRS Metrics
Our management uses various financial metrics, including certain metrics that are not prepared in accordance with IFRS, to measure and assess the performance of our business, to make critical business decisions, and to assess our compliance with certain financial obligations. We therefore believe that presentation of certain of these non-IFRS metrics alongside the IFRS measures will aid investors in understanding our business.

The non-IFRS metrics should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. We strongly encourage investors to review our historical financial statements in their entirety and to use the measures presented in accordance with IFRS as the primary means of evaluating our performance. Moreover, we encourage investors to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. In addition, non-IFRS metrics are not uniformly defined by all companies, including those in our industry. Accordingly, non-IFRS metrics may not be comparable with similarly titled measures and disclosures by other companies, and we therefore encourage investors to review the discussions of these non-IFRS financial measures particularly the limitations on their usefulness and to understand how such measures differ from similarly titled measures that may be presented by other companies in the pharmaceutical industry or in general.

Adjusted Net Loss and Adjusted Net Loss per Share
We use Adjusted Net Loss and Adjusted Net Loss per Share (which we sometimes refer to as “Adjusted EPS” or “ANL per Share”, respectively) as performance metrics. Adjusted Net Loss and ANL per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Loss has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Loss does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted Net Loss excludes unrealized foreign exchange gain or loss which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.
•Adjusted Net Loss does not reflect changes in, or cash requirements for, our working capital needs.
•In addition, Adjusted Net Loss excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, non-cash expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Loss and ANL per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Loss and ANL per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Loss as a performance metric that guides management in its operation of and planning for the future of the business. We believe that Adjusted Net Loss provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Loss as net income loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, and loss on impairment asset, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.
ANL per Share is computed by dividing Adjusted Net Loss by the weighted average shares outstanding.
A reconciliation between Adjusted Net Loss and Net Loss, the most directly comparable measure under IFRS, has been provided in the table below.

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except per share data)	2025	2024	2025	2024
Net loss	$(39,689)	$(125,321)	$(265,985)	$(203,310)
Depreciation and amortization	6,014	5,472	17,067	16,563
Share-based compensation expense	15,015	15,111	49,658	55,553
Impairment loss	—	—	970	—
Unrealized foreign exchange (gain)/loss (included in Other (expense)/income, net)	(120)	62,774	162,602	1,466
Adjusted net loss (ANL)	$(18,780)	$(41,964)	$(35,688)	$(129,728)

ANL per share:
ANL per share - basic	$(0.05)	$(0.11)	$(0.10)	$(0.36)
ANL per share - diluted	$(0.05)	$(0.11)	$(0.10)	$(0.36)
Quantitative and Qualitative Disclosures About Market Risk
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.
The interest rate pursuant to our collaboration and license agreement with Janssen, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of September 30, 2025, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.

Inflation generally affects us by increasing our overall cost of doing business, including costs related to labor, clinical trials, materials, manufacturing, and other operating expenses. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the nine months ended September 30, 2025 and 2024.

Our financial results are subject to fluctuations due to foreign exchange rate movements. We conduct business in multiple currencies, and as a result, we are exposed to exchange rate fluctuations that may impact our financial statements. Unrealized foreign exchange gains and losses arise from the revaluation of monetary assets and liabilities denominated in foreign currencies, as well as from translation adjustments related to our international operations. These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance.
In addition, the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Significant revaluation of the RMB may have a negative effect on our business.
As of the date thereof, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.